

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
Sudhir Agrawal, D. Phil.
Chairman of the Board of Directors, President and Chief Executive Officer
Idera Pharmaceuticals, Inc.
167 Sidney Street
Cambridge, Massachusetts 02139

> **Re: Idera Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2013**
> **File No. 001-31918**

Dear Dr. Agrawal:

We have limited our review of your preliminary proxy statement to the issue addressed in our comment. Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment is applicable to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your preliminary proxy statement and the information you provide in response to this comment, we may have additional comments.

Proposal Two
Approval of an Amendment to our Restated Certificate of Incorporation to increase the number of Authorized Shares of Common Stock, page 12

1. Please amend this proposal to include a statement as to whether or not you have any plans, commitments, understandings, etc. relating to the authorized but unissued common shares that will result from passage of this proposal. If you do have any such plans, commitments, understandings, etc., please include a description of them in the proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Stuart M. Falber, Esq.
        WilmerHale
        60 State Street
        Boston, Massachusetts 02109